140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES

August 18, 2010 VIA EDGAR and FEDERAL EXPRESS Senior Assistant Chief Accountant	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
United States Securities and Exchange Commission	FILE NO. 039073-0018

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Jim B. Rosenberg
Sasha Parikh
Mark Burnhofer
John Krug

Re:	InterMune, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 15, 2010
File No. 0-29801

Ladies and Gentlemen:

On behalf of InterMune, Inc. (the “Company” or “InterMune”), we are hereby responding to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 5, 2010 relating to the above-referenced filing. We are responding to the Staff’s comments on behalf of InterMune, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. InterMune’s responses follow each of the Staff’s comments.

License and Other Agreements, page 14

1.	Please revise your description of the following agreements to disclose the duration and termination provisions:

•	Roche License and Collaboration Agreement;

•	Novartis Corporation; and

•	Array BioPharma Inc.

August 18, 2010

Response:

The Company acknowledges the Staff’s comment concerning the duration and termination provisions for its agreements with Roche, Novartis Corporation and Array BioPharma Inc. The Company intends to include disclosure substantially similar to the following in its Annual Report on Form 10-K beginning with the year ending December 31, 2010 regarding the duration and termination provisions for these agreements:

“The Roche License and Collaboration Agreement is effective until the later of (i) the date that the last of the patents licensed under the agreement expires or (ii) for a period of time following a certain event for which the Company has been granted confidential treatment. Each of the agreements with Novartis Corporation and Array BioPharma Inc. is effective until the date that the last of the patents licensed under such agreement expires.

Each of the agreements with Roche, Novartis Corporation and Array BioPharma Inc. is also subject to certain customary provisions regarding permissive termination, termination for cause and termination upon a bankruptcy event, as described in the agreements.”

2.	Please revise your description of the following agreements to disclose the royalty rates provisions of each. To the extent confidential treatment has been granted for specific royalty rates, either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

•	Genentech, Inc.;

•	Boehringer Ingelheim International GmbH; and

•	Novartis Corporation.

Response:

The Company acknowledges the Staff’s comment concerning the royalty rates provisions for its agreements with Genentech, Boehringer Ingelheim International GmbH and Novartis Corporation. The Company respectfully notes that information regarding royalty rates in respect of these agreements has been granted confidential treatment. In response to the Staff’s request, the Company proposes to disclose in its Annual Report on Form 10-K beginning with the year ending December 31, 2010 that the applicable royalty rates under each of its license agreements with Boehringer Ingelheim International GmbH and Novartis Corporation is in the single digits and under its license agreement with Genentech, Inc. ranges in the lower to mid double digits based on certain circumstances.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 66

August 18, 2010

3.	We noted from your disclosure on page 8 that your product development programs (Pulmonology and Hepatology) have specific pipeline projects (e.g. pirfenidone and anti-inflammatory/antifibrotic under pulmonology and RG7227, protease inhibitor under hepatology). Please disclose the cost incurred for each specific research and development project for each period presented as well as the cumulative costs incurred to date. If the costs cannot be presented by specific project, please disclose that fact and why. In addition, please disclose the following for each of your pipeline projects:

•	The nature, timing and estimated costs of the efforts necessary to complete your projects; and

•	The anticipated completion dates.

Response:

The Company acknowledges the Staff’s comment concerning the costs of specific research and development projects and respectfully advises the Staff that it is unable to provide costs incurred for specific research and development projects within each major development program as well as the cumulative costs incurred to date. The Company does not maintain specific and detailed financial records to this level of detail for several reasons, including, among others, that certain aspects of allocating costs to specific projects would require a significant estimation process and the level of effort to accumulate and track this data has been beyond the Company’s resources. The Company advises the Staff it will incorporate the fact that it is unable to provide costs incurred for specific research and development projects within each major development program as well as the cumulative costs incurred to date into future filings beginning with its Form 10-Q for the period ending September 30, 2010.

The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and overall safety and efficacy profile as ultimately decided upon by the FDA. Due to these factors, the Company believes it is difficult to give accurate guidance on the anticipated proportion of the Company’s research and development investments or the future cash inflows from these programs. In addition, due to these same factors and others, the Company can not reasonably estimate the efforts needed and, therefore, the costs it will incur to complete any of the Company’s projects or the estimated time to complete such projects.

Contractual Obligations, page 73

4.	You indicate that the amount and timing of license fees, milestones and royalty payments are not known due to the uncertainty surrounding the successful research, development and commercialization of your products. Please quantify the total payments you are committed to paying under your contractual agreements if all the contingencies are met.

August 18, 2010

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it proposes to prospectively revise in future filings the disclosure currently on page 73 of its Annual Report on Form 10-K for the year ended December 31, 2009 to quantify the total payments the Company is committed to make under the Company’s contractual agreements if all the contingencies are met. The revised disclosure will modify the Contractual Obligations section and will substantially take the form as follows:

“Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities, such as milestone payments, for which the Company cannot reasonably predict future payments. The following chart represents the Company’s contractual obligations as of December 31, 2009, aggregated by type (in millions):

Contractual Obligations	Total	2010	2011- 2012	2013- 2014	After 2014
Long-term debt obligations(1)	$153.5	$4.4	$53.5	$8.5	$87.1
Government settlement(2)	9.2	8.6	0.6	—	—
Operating leases	6.8	5.1	1.7	—	—
Non-cancelable purchase obligations — Other(3)	4.6	3.7	0.9	—	—
Research and development commitments (4)	9.5	9.1	0.4	—	—

Total contractual cash obligations (5)	$183.6	$30.9	$57.1	$8.5	$87.1

(1)	These amounts include accrued interest and principal amounts of both the 0.25% convertible senior notes due 2011 and the 5.00% convertible senior notes due 2015.
(2)	The full amount was subsequently paid in February 2010. See Note 15 of Notes to Consolidated Financial Statements.
(3)	These amounts consist of clinical related obligations.
(4)	These amounts consist of clinical, process development and other related obligations and are cancelable upon discontinuation of the trial. They do not include any amounts related to the collaboration agreement with Roche given the inherent difficulties in the estimation process.
(5)	The Company may also be required to make contingent milestone payments in the aggregate of up to $62.0 million to the licensors of certain of the Company’s licensed products or the suppliers of the Company’s drug compounds in accordance with the specific license, commercialization and collaboration agreements if all of the milestones per the agreements are achieved, which include development and regulatory approval milestones. These amounts are not included in the above table.

The operating leases for the Company’s facilities require letters of credit secured by a restricted cash balance with the Company’s bank. The amount of each letter of credit approximates six to twelve months of operating rent payable to the landlord of each facility.”

August 18, 2010

Notes to Consolidated Financial Statements

7. Sponsored Research, License and Collaboration Agreements

Roche (Protease Inhibitors), page 94

5.	Under your collaboration agreement with Roche, you disclose that you are entitled to receive up to an aggregate $470 million in milestone payments of which $55 million have been received through December 31, 2009. Please disclose to what each of the milestones received through December 31, 2010 relates and why each was or was not determined to be substantive and at risk. In addition, disclose to what each of the remaining milestone payments by Roche relates.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following information with respect to each of the milestones received under the Company’s collaboration agreement with Roche through December 31, 2009, including the reasons why each milestone was or was not determined to be substantive and at-risk at the execution of the agreement. The $10.0 million milestone payment received in January 2007 relates to the completion of a manufacturing milestone. This milestone was determined not to be substantive and at-risk because the related performance of this milestone was substantially complete at the execution of the agreement. The subsequent $10.0 million, $15.0 million and $20.0 million milestone payments received in 2007, 2008 and 2009, respectively, relate to the initiation and completion of preclinical and clinical studies for the development of RG7227. These three milestones were determined to be substantive and at-risk at the execution of the agreement because it was necessary for the Company to expend a substantial amount of effort and incur significant costs to attain the successful completion of these studies, including achieving the intended clinical outcome of the study. Each of these milestones involved a significant amount of time for planning, enrolling and dosing patients and follow-on analysis. In addition, each study could only be initiated upon successful completion and achievement of the intended clinical outcome of the previous study. Furthermore, the successful achievement of those milestones was significantly at-risk because of the numerous variables that may affect our ability to achieve the clinical outcomes and the high rate of failure inherent in the research and development of new products. Remaining milestone payments by Roche to the Company relate to the initiation and completion of additional Phase II and Phase III clinical studies, the filing of a New Drug Application or its equivalent in several geographies, the receipt of marketing authorization to sell the drug in these same geographies and product revenue milestones upon the achievement of annual aggregate net sales targets.

August 18, 2010

Under the current terms of the Collaboration Agreement with Roche, the Company proposes to prospectively revise the footnote disclosure currently on page 94 of its Annual Report on Form 10-K for the year ended December 31, 2009 in the Annual Report on Form 10-K beginning with the year ending December 31, 2010 to incorporate the above information. The revised disclosure will substantially take the form as follows:

“Roche (Protease Inhibitors)

In October 2006 the Company entered into a Collaboration Agreement with Roche. Under the Collaboration Agreement, the Company agreed to collaborate with Roche to develop and commercialize products from the Company’s HCV protease inhibitor program. The Collaboration Agreement includes the Company’s lead candidate compound for the HCV protease inhibitor program, RG7227, which entered Phase IIb clinical trials in 2009. The Company also agreed to collaborate with Roche on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors.

Under the terms of the Collaboration Agreement, the Company agreed to conduct Phase I studies for RG7227, and thereafter Roche agreed to lead clinical development and commercialization for RG7227. Upon execution of the Collaboration Agreement, the Company received an upfront payment of $60.0 million from Roche. In addition, assuming successful development and commercialization of RG7227 in the United States and other countries, the Collaboration Agreement provided that the Company could receive up to an aggregate of $470.0 million in milestone payments from Roche, of which an aggregate of $55.0 million has been received through December 31, 2009. One milestone payment of $10.0 million was received in January 2007, which was not deemed to be substantive and at risk at the execution of the Collaboration Agreement. This milestone was determined not to be substantive and at-risk because the related performance of this milestone was substantially complete at the execution of the agreement. Therefore, the upfront payment of $60.0 million and this $10.0 million milestone payment have been deferred and are being recognized ratably as collaboration revenue over the estimated life of the Collaboration Agreement, which coincides with the Company’s continuing involvement in the Collaboration Agreement. In 2007, 2008 and 2009 the Company also received $10.0 million, $15.0 million and $20.0 million of milestone payments, respectively, which were recognized as revenue upon receipt as the milestones were deemed to be substantive and at-risk at the execution of the agreement. These three milestones were determined to be substantive and at-risk at the execution of the agreement because it was necessary for the Company to expend a substantial amount of effort and incur significant cost to attain the successful completion of these studies, including achieving the intended clinical outcome of the study. Each of these milestones involved a significant amount of time for planning, enrolling and dosing patients and follow-on analysis. In addition, each study could only be initiated upon successful completion and achievement of the intended clinical outcome of the previous study. Furthermore, the successful achievement of those milestones was significantly at-risk because of the numerous variables that may affect our ability to achieve the clinical outcomes and the high rate of failure inherent in the research and development of new products. All further milestone payments have also been assessed as being substantive and at-risk at the execution of the agreement. These remaining milestone payments by Roche to the Company relate to the initiation and completion of additional Phase II and Phase III clinical studies, the filing of a New Drug Application or its equivalent in several geographies, the receipt of marketing authorization to sell the drug in these same geographies and product revenue milestones upon the achievement of annual aggregate net sales targets. Roche agreed to fund 67% of the global development costs of RG7227 and, if the product is approved for commercialization by the FDA, the Company agreed to co-commercialize the product in the United States and share profits on a 50-50 basis with Roche. The Company is entitled to receive royalties on any sales of the product outside of the United States. The Company has the right to opt-out of either co-development and/or co- commercialization of RG7227 in exchange for higher royalties on sales outside of the United

August 18, 2010

States, and royalties instead of profit sharing in the United States. The economic terms for RG7227 could also apply to additional compounds that the Company and Roche develop under the Collaboration Agreement. In connection with the Collaboration Agreement, the Company has recorded a net payable of approximately $7.3 million and $11.4 million at December 31, 2009 and 2008, respectively, which represents its portion of the global development costs.”

******

As requested in the Staff’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark V. Roeder
Mark V. Roeder of LATHAM & WATKINS LLP

cc:	John C. Hodgman, Chief Financial Officer, InterMune, Inc.
Robin J. Steele, Esq., General Counsel, InterMune, Inc.